UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

VIROPHARMA INCORPORATED
 (Name of Subject Company (Issuer))

VIROPHARMA INCORPORATED
 (Name of Filing Person (Issuer))

2.00% Convertible Senior Notes due 2017
(Title of Class of Securities)

928241AH1
(CUSIP Number of Class of Securities)

Ellen Rosenberg
Secretary
725 Chesterbrook Blvd
Wayne, Pennsylvania 19087
(484) 595-8800
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:
George R. Bason, Jr.
William J. Chudd
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Tel: (212) 450-4000
Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I (as amended and supplemented from time to time, the “Schedule TO”) filed by ViroPharma Incorporated, a Delaware corporation (the “Company”), with respect to the right of each holder (each, a “Holder”) of the Company’s 2.00% Convertible Senior Notes due 2017 (the “Notes”) to require the Company to repurchase, at the Holder’s option, 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, February 25, 2014, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated January 24, 2014 (the “Notice”) attached to the Schedule TO as Exhibit (a)(1), the Indenture and the Notes.

This Schedule TO was, and this Amendment is, intended to satisfy the disclosure requirements of Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended.

Except as otherwise stated in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Notice.

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

In accordance with the terms of the Notice, the Fundamental Change Repurchase Right expired at 5:00 p.m., New York City time, on February 24, 2014 (the “Fundamental Change Expiration Time”), and was not extended.  The Company has been advised by the Paying Agent that none of the Notes were validly surrendered for repurchase prior to the Fundamental Change Expiration Time.  The Conversion Period ends at 5:00 p.m., New York City time, on March 10, 2014.  Holders who do not convert their Notes during the Conversion Period will continue to have the right to convert their Notes for cash in accordance with the terms of the Indenture.  A copy of the press release announcing the final results of the tender offer is filed as Exhibit (a)(5)(B) and incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B) Press release announcing the results of the tender offer to repurchase 2.00% Convertible Senior Notes Due 2017 dated February 25, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 25, 2014

ViroPharma Incorporated

By:	/s/ Ellen Rosenberg
	Name:	Ellen Rosenberg
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)
Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated January 24, 2014 to Holders of 2.00% Convertible Senior Notes Due 2017.

(a)(5)(A)	Press release announcing tender offer to repurchase 2.00% Convertible Senior Notes Due 2017 dated January 24, 2014.

(a)(5)(B)	Press release announcing the results of the tender offer to repurchase 2.00% Convertible Senior Notes Due 2017 dated February 25, 2014.

(b)(1)
Facilities Agreement dated November 11, 2013 among Shire plc, Morgan Stanley Bank International Limited, as mandated lead arranger, bookrunner and agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(b)(2)
Multicurrency revolving and swingline facilities agreement as at November 23, 2010 by and among Shire plc & with a number of financial institutions, for which Abbey National Treasury Services Plc (trading as Santander Global Banking and Markets), Bank of America Securities Limited, Barclays Capital, Citigroup Global Markets Limited, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acted as mandated lead arrangers and bookrunners (incorporated by reference to Exhibit 10.28 to the Current Report on Form 10-K filed by Shire plc on February 23, 2011).

(b)(3)
Letter agreement dated December 13, 2013 among Shire plc, Morgan Stanley Bank International Limited, as agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on December 16, 2013).

(c)	Not applicable.

(d)(1)
Form of Indenture dated as of March 19, 2007 between ViroPharma Incorporated and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 filed by ViroPharma Incorporated on March 19, 2007).

(d)(2)
First Supplemental Indenture dated as of March 26, 2007 between ViroPharma Incorporated and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(3)	Second Supplemental Indenture dated as of January 24, 2014 between ViroPharma Incorporated and Wilmington Trust Company, as Trustee.

(d)(4)
Agreement and Plan of Merger dated as of November 11, 2013 among Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., ViroPharma Incorporated and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(d)(5)
Confirmation of Convertible Bond Hedge Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(6)
Confirmation of Convertible Bond Hedge Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(7)
Confirmation of Issuer Warrant Transaction dated as of March 20, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(8)
Confirmation of Issuer Warrant Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(9)
Amendment to Confirmation of Issuer Warrant Transaction dated as of March 22, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(10)
Amendment to Confirmation of Issuer Warrant Transaction, dated as of March 22, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(11)
Form of Partial Unwind Agreement with respect to the Note Hedge Transaction Confirmation between ViroPharma Incorporated and Credit Suisse International (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(d)(12)
Form of Partial Unwind Agreement with respect to the Warrant Confirmation between ViroPharma Incorporated and Credit Suisse International (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(d)(13)
Form of Partial Unwind Agreement with respect to the Note Hedge Transaction Confirmation between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(d)(14)
Form of Partial Unwind Agreement with respect to the Warrant Confirmation  between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.